July 17, 2007

Larry Spirgel
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Building 2, Room 3724
Washington, DC 20549

RE:	Teleplus World, Corp.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 2, 2007

Form 10-Q for the Fiscal Quarter Ended March 31, 2007
File No. 0-49628

Dear Mr. Spirgel:

This letter is in response to your letter dated June 21, 2007 concerning the Form 10-KSB for the Fiscal Year Ended December 31, 2006. Set for below are our responses addressing each the items mentioned in your response letter. For your convenience, I have numbered the Company’s responses below in accordance with the comments received in your letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

We refer to your disclosures regarding the change in your accounting related to the conversion of debt calculation.

1. Tell us how you originally accounted for the conversion of debt.

Response: As more fully described in the Company 2005 and 2006 10-KSB filings, in December 2005 the Company issued $9,225000 of convertible debt. The convertible debt included warrants and an embedded beneficial conversion feature. The warrants and beneficial conversion feature were valued at $7,779,174 and were reflected as a derivative liability. These derivative liabilities are recorded at their fair market value at each reporting date with the adjustment reflected as a charge to earnings.

Originally the accounting for conversions in Quarter 2 and Quarter 3 of 2006 were treated as follows. Upon conversion of a portion of convertible debt into equity, the face amount converted was applied as a reduction of the derivative liability and charged to common stock and additional paid in capital. Additionally, a pro rata portion of the face amount converted to the total face amount of the debt was then allocated from the discounted value of the convertible debt and reflected as a gain or a loss in the Statement of Operations.
In Quarter 4 of 2006 the accounting for the conversion of debt was changed and a year to date adjustment was applied using the following accounting method. Upon conversion of a portion of convertible debt into equity, the pro rata portion of the amount converted to the total face amount of the debt was reclassed from the derivative liability to additional paid in capital. Additionally, the converted amount reduced the “gross” convertible debt balance and was charged to common stock and additional paid in capital. The remaining unamortized discount related to the amount converted was amortized as interest expense in the Statement of Operations.

Teleplus World, Corp.
6101 BLUE LAGOON DR. SUITE 450, MIAMI, FL 33126

2. Tell us in detail the reason and justification for the change in your accounting.

Response: In conjunction with the filing of the Quarter 3 10-QSB the former auditing firm notified the Company of a potential error in the conversion of debt calculation. While the error was determined to not be material to the filing, management and the audit committee completed a review of the conversion of debt calculation currently being employed by the Company. An independent consultant was retained to review the current process and proposed a change in the way the company was accounting for the convertible debt. The change was implemented in quarter 4 of 2006 and a year to date adjustment was included in the filing of Form 10-KSB for the Fiscal Year Ended December 31, 2006. The Company’s new auditing firm reviewed and concurred with the change in accounting for convertible debt.

3. Please amend your Form 10-KSB to include footnote disclosure that clearly explains the nature of the error and the impact on previously issued financial statements. You should include a summary of the impact on your financial statements in a format similar to that presented on page F-46, which explains the impact of your 2005 restatement.

Response: We agree to amend Form 10-KSB to include a footnote disclosure that clearly explains the nature of the error and the impact on previously issued Quarter 2 and Quarter 3 2006 financial statements. The footnote is as follows:

TELEPLUS WORLD, CORP.
(FORMERLY TELEPLUS ENTERPRISES, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2006 AND 2005

NOTE 16-  RESTATED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

 In the process of completing the audit for the year ended December 31, 2006, the Company identified an error in the way it was accounting for their conversions of the convertible debentures. The correction was made and is reflected in the December 31, 2006 consolidated financial statements, however, the Company has restated its financial statements for the six months ended June 30, 2006, and its quarterly financial statements for the nine months ended September 30, 2006 which were filed as part of it’s 10QSB filings. These financial statements contained in Form 10-QSB have been restated, and the effect on the previously reported financial statements for these quarterly periods are as follows. There were no effects on the previously reported December 31, 2006 audited consolidated financial statements.

Summary of Restatement Items:

Teleplus World, Corp.
6101 BLUE LAGOON DR. SUITE 450, MIAMI, FL 33126

For the nine and three months ended September 30, 2006:

	As Previously	As
	Reported	Restated	Change

Balance Sheet items:

Derivative liability	8,746,878	9,891,481	1,144,603

Convertible debentures	3,413,337	3,226,478	(186,859)

Additional paid-in capital	5,482,378	6,009,013	526,635

Statement of Operations items (Nine months):
Accretion of interest expense	-	(717,741)	(717,741)
Gain on conversion of debentures	145,400	-	(145,400)
Gain (loss) on derivative liability	2,291,409	1,670,171	(621,238)

Net effect on net income (loss) and accumulated deficit			(1,484,379)
Net effect on earnings (loss) per share			(0.01)

Statement of Operations items (Three months):
Accretion of interest expense	(322,831)	(794,544)	(471,713)
Gain on conversion of debentures	90,480	-	(90,480)
Gain (loss) on derivative liability	1,149,693	714,149	(435,544)

Net effect on net income (loss)			(997,737)
Net effect on earnings (loss) per share			(0.01)

For the six and three months ended June 30, 2006:

	As Previously	As
	Reported	Restated	Change

Balance Sheet items:
Derivative liability	7,596,571	7,946,571	350,000

Convertible debentures	2,685,473	2,636,421	(49,052)
Additional paid-in capital	4,804,360	4,990,054	185,694

Statement of Operations items (Six and Three months):
Accretion of interest expense	-	(246,028)	(246,028)
Gain on conversion of debentures	54,920	-	(54,920)
Gain (loss) on derivative liability	1,141,716	956,022	(185,694)

Net effect on net income (loss) and accumulated deficit			(486,642)
Net effect on earnings (loss) per share			(0.01)

Teleplus World, Corp.
6101 BLUE LAGOON DR. SUITE 450, MIAMI, FL 33126

Corresponding line items in the consolidated statements of cash flows for the nine months ended September 30, 2006 and six months ended

June 30, 2006 to the changes noted above in the consolidated statements of operations for the nine months ended September 30, 2006 and six months ended June 30, 2006 have also been made. There was no change in the net decrease in cash and cash equivalents for the nine months ended September 30, 2006 or six months ended June 30, 2006.

4. We note the materiality analysis you provided us in your letter dated April 30, 2007. It appears to us that the impact of the change is material to previously issued financial statements filed. Accordingly, we believe that your should amend your June 30, 2006 and September 30, 2006 Forms 10-Q. Please revise or advise.

Response: We agree to amend the Forms 10-QSB for June 30, 2006 and September 30, 2006 as requested.

In conclusion, the Company has complied with all of the requests in your response letter dated June 21, 2007. The Company has provided the original and current method of accounting for the conversion of debt. We have explained the reason and justification for the change in accounting for the conversion of debt. The Company has amended the 10-KSB to include a footnote disclosure that explains the nature of the error and the impact on previously issued financial statements. The Company has also amended the Forms 10-Q for June 30, 2006 and September 30, 2006 as requested. The Company also acknowledges that:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Teleplus World, Corp.
6101 BLUE LAGOON DR. SUITE 450, MIAMI, FL 33126

Should the Commission request any further information regarding this matter, please feel free to contact us at your convenience.

Sincerely,

/s/ Cris M. Neely
Cris M. Neely
CFO
Tel: (786) 594-3927

Teleplus World, Corp.
6101 BLUE LAGOON DR. SUITE 450, MIAMI, FL 33126